Algonquin Power & Utilities Corp. Announces 2025 Second Quarter Financial Results
OAKVILLE, Ontario - August 8, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today financial results for the second quarter ended June 30, 2025. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“Our second quarter results reflect continued execution, and we remain on track to meet our previously-disclosed financial outlook for 2025," said Rod West, Chief Executive Officer of AQN. “We are equally pleased to see the beginnings of positive impacts of our disciplined approach to spending. As we sharpen our focus on customer service, operational excellence and execution, we expect that these foundational efforts will continue to lay the groundwork for stronger performance and position the Company for long-term, sustainable growth and value creation. We remain confident in our ability to achieve our strategic goal of becoming a premier pure-play regulated utility.”
Second Quarter 2025 Results for Continuing Operations1

	Three months ended			Six months ended
	June 30			June 30
(all dollar amounts in $ millions except per share information)	2025	2024	Change	2025	2024	Change
Net Earnings for Regulated Services Group	$47.1	$48.0	(2)%	$173.3	$134.9	28%
Net Earnings for Hydro Group	9.1	3.3	176%	25.7	5.8	343%
Net Earnings for Corporate Group	(38.8)	128.8	(130)%	(86.2)	(17.4)	(395)%
AQN Net Earnings	17.4	180.1	(90)%	112.8	123.3	(9)%
AQN Adjusted Net Earnings[2]	36.2	41.5	(13)%	147.8	121.6	22%
AQN Adjusted Net Earnings[2] per share	0.04	0.06	(33)%	0.19	0.17	12%
Dividends per share declared to common shareholders	0.0650	0.1085	(40)%	0.1300	0.2170	(40)%
1AQN's operations are organized across two business units consisting of: 1) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater systems, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and 2) the Hydro Group, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the sale of the Company’s renewable energy business. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate interest expense and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments.
2Please refer to "Non-GAAP Measures" below for further details.
Second Quarter 2025 Operational Results and Corporate Actions
•Regulated Services Group second quarter growth from implementation of approved rates offset by normalization of weather and one-time prior period benefits — The Regulated Services Group recorded a year-over-year decrease in net earnings of 2% for the three months ended June 30, 2025. The Company received positive contributions from the implementation of approved rates across several of the Company's gas and water utilities and reduced interest expense related to deleveraging, but these were more than offset by normalization of weather compared to slight weather favourability in the prior period, one-time revenues at the BELCO Electric System of $3.9 million in the second quarter of 2024, a higher effective income tax rate, higher organic depreciation, and lower Hypothetical Liquidation at Book Value (“HLBV”) income due to decreased wind production.

•Regulatory schedule progressing as expected with notable filings at Litchfield Park Water and New England Natural Gas Systems — During the second quarter of 2025, the Company filed general rate cases at its New England Natural Gas System in Massachusetts and its Litchfield Park Water and Sewer System in Arizona, totaling a rate request increase of $73.6 million in aggregate.
•Corporate Group net earnings impacted due to sale of Atlantica — The Corporate Group’s net earnings were negatively impacted by the sale of the Company's ownership stake in Atlantica Sustainable Infrastructure plc (“Atlantica”) and the loss of related dividends. The repayment of debt with the proceeds of the Atlantica sale contributed to interest expense reductions across the Regulated Services Group and Corporate Group segments, which partly offset the loss of Atlantica dividends.
•Leadership transition supports AQN's ongoing transformation — Effective June 30, 2025, Noel Black joined the Company as Chief Regulatory and External Affairs Officer, and Amy Walt joined the Company as Chief Customer Officer.
•Investor update provides three-year financial outlook — On June 3, 2025, AQN held an investor update call hosted by Chief Executive Officer, Rod West, and Interim Chief Financial Officer and Vice President of Investor Relations, Brian Chin, announcing its "Back to Basics" utility customer-centric capital plan focused on improving the customer experience, driving operational efficiencies, and achieving constructive regulatory outcomes. As part of that plan, the Company released its financial outlook for 2025 through 2027, estimating that its Adjusted Net Earnings per share will be within a range of $0.30 - $0.32 for 2025, $0.35 - $0.37 for 2026 and $0.42 - $0.46 for 2027 (see Non-GAAP Measures). The Company is focused on organic capital investment, with utility capital expenditures of approximately $2.5 billion expected for 2025 through 2027. The Company does not expect a need for common equity financings through 2027, and expects to maintain its BBB investment grade ratings during this period.
AQN's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and management discussion & analysis for the three and six months ended June 30, 2025 (the "Interim MD&A") will be available on its website at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, August 8, 2025, hosted by Chief Executive Officer, Rod West, and Interim Chief Financial Officer and Vice President, Investor Relations, Brian Chin.

Date:	Friday, August 8, 2025
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number:	1 (800) 715-9871
	Toll Dial-In Number:	1 (647) 932-3411
	Conference ID:	8782985
Webcast:	https://edge.media-server.com/mmc/p/8q6zmayx/
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Alison Holditch
Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “goal”, “plans", “outlook”, and “estimating” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: growth, value creation and the ability to become a premier pure-play regulated utility; the Company’s future plans and the expected outcomes thereof; expectations regarding rate cases, including the expected outcomes thereof; expectations regarding improved customer experiences, operational efficiencies and constructive regulatory outcomes; and the Company’s forward-looking outlook, including expectations regarding Adjusted Net Earnings per share, capital expenditures, equity financings and credit ratings (collectively, the “Outlook”). These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31,

2024, and Interim MD&A, each of which is or will be available on SEDAR+ and EDGAR. The Outlook is also based on the following additional assumptions:
•resolution of customer billing matters, regulatory investigations and rate decisions in line with expectations, including absence of material write downs of assets;
•normalized weather patterns in geographical areas in which the Company operates;
•insurance coverage remains effective and sufficient;
•capital projects being completed on time, substantially in line with budgeted costs, and without adverse tariff impacts;
•timely receipt of required regulatory approvals and permits;
•no material disruptions to supply chains or labour availability affecting pricing, operations or project execution;
•realization of company-wide efficiency initiatives (focused in part on procurement, support and billing, organizational streamlining, and technology enablement) in line with expectations;
•no significant changes in applicable political or macroeconomic environments or capital markets, including with respect to legislation, interest rates or inflation;
•Canadian dollar/U.S. dollar exchange rate and Chilean peso/U.S. dollar exchange rate in line with expectations;
•receipt of anticipated proceeds under the earn out agreement entered into in connection with the sale of the Company’s renewable energy business in January 2025;
•a low-to-mid twenties percentage effective tax rate in 2026 and 2027;
•renewable energy production consistent with long-term averages and realized pricing in line with expectations; and
•absence of significant events leading to adverse litigation outcomes, fines, penalties, losses and inverse condemnation rulings.
Given these assumptions and risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The term “Adjusted Net Earnings”, which is used in this news release, is a non-GAAP financial measure. An explanation of this non-GAAP financial measure can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

The Company does not provide reconciliations for forward-looking non-GAAP financial measures as the Company is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of the Company’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, the Company is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions except per share information)	2025	2024	2025	2024
Net earnings attributable to shareholders	$24.1	$200.7	$120.9	$111.6
Add (deduct):
Loss (Earnings) from discontinued operations, net of tax	(6.7)	(20.6)	(8.1)	11.7
Loss (Gain) on derivative financial instruments	(0.3)	(0.1)	6.9	(0.2)
Restructuring costs[1]	6.8	6.0	12.4	10.4
Loss (Gain) on foreign exchange	14.0	(2.1)	17.9	(2.6)
Change in value of investments carried at fair value[2]	—	(169.9)	—	(22.2)
Adjustment for taxes related to above	(1.7)	27.5	(2.2)	12.9
Adjusted Net Earnings	$36.2	$41.5	$147.8	$121.6
Adjusted Net Earnings per common share	$0.04	$0.06	$0.19	$0.17

1	See Note 12 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.